Exhibit (h)(1)(ii)

AMENDMENT NO. 1 TO MASTER SERVICES AGREEMENT

THIS AMENDMENT NO. 1 TO MASTER SERVICES AGREEMENT (this “Amendment”) is made effective as of October 28, 2022, by and among CRM Mutual Fund Trust, a Delaware statutory trust (the “Trust”), and Ultimus Fund Solutions, LLC, an Ohio limited liability company (“Ultimus”) (collectively, the “Parties”).

WHEREAS, the Parties entered into that certain Master Services Agreement dated September 18, 2020 (the “Agreement”); and

WHEREAS, in support of certain corporate governance services to be provided under the terms of the Agreement, the Trust has requested that Ultimus provide an Ultimus employee to serve as the Treasurer of the Trust, and Ultimus has agreed to provide an employee to serve in that capacity subject to certain modifications being made to the Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein set forth, the Parties agree as follows:

1.	Amendments.

Section 3.1. of the Fund Administration Addendum, which is attached to and made part of the Agreement, hereby is deleted and replaced with the following:

3.1       provide appropriately qualified individuals reasonably acceptable to the Board to serve as officers of the Trust, including, without limitation, an individual to serve as Treasurer of the Trust, who will be responsible for performing duties typical of such officer(s) as determined by the Board;

The first paragraph of Section 10.2.A. of the Agreement hereby is deleted and replaced with the following:

A.	Neither Ultimus nor any of its members, managers, officers, or employees shall be liable for any Losses (as defined below) arising from the following:

(a)	Section l 0.2.A. of the Agreement hereby 1s further modified by adding a new subparagraph (4) as follows:

(4)       any act or omission performed by any officer or employee of Ultimus while acting in their capacity as an officer of the Trust; provided that such act or omission was undertaken (or not undertaken, as the case may be) in good faith and in the absence of reckless disregard, gross negligence or willful misfeasance in the performance of such officer's duties or obligations and in accordance with authority delegated to such officer by the Board;

(b)	Subparagraphs (4) and (5) of Section 10.2.A. of the Agreement hereby are renumbered as subparagraphs (5) and (6) respectively to account for the insertion of the new subparagraph (4) pursuant to Section 1(c) of this Amendment.

(c)	Section 10.3.B. of the Agreement hereby is deleted and replaced with the following:

B.                 Notwithstanding the foregoing provisions, the Trust or Fund shall indemnify Ultimus and its members, managers, officers, and employees for any Losses arising from circumstances under Section 10.2.A.

2.	Miscellaneous.

(a)	Except as amended hereby, the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The execution and delivery of this Amendment may occur by facsimile or by email in portable document format (PDF) or by other means of electronic signature and electronic transmission, including DocuSign or other similar method, and originals or copies of signatures executed and delivered by such methods shall have the full force and effect of the original signatures.

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer as of the date and year first above written.

CRM MUTUAL FUND TRUST

By: /s/ Steven A. Yadegari

Name: Steven A. Yadegari

Title: Secretary and Chief Legal Officer

ULTIMUS FUND SOLUTIONS, LLC

By: /s/ David James

Name: David James

Title:	Executive Vice President, and

Chief Legal & Risk Officer